ALMADEN MINERALS LTD.

Annual General Meeting of Holders

of Common Shares of

Almaden Minerals Ltd.

(the “Issuer”)

June 4, 2004

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

General Business

Outcome of Vote

1.

Determine the number of Directors at (7) seven

Carried

2.

The election of the following nominees as directors

Carried

of the Issuer for the ensuing year or until their

successors are elected or appointed

(a)

Duane Poliquin

(b)

Morgan Poliquin

(c)

James E. McInnes

(d)

Jack McCleary

(e)

Joseph Montgomery

(f)

Donald Lorimer

3.

The appointment of Deloitte & Touche LLP,

Carried

Chartered Accountants, as Auditor for the Issuer

for the next year and to authorize the directors to

fix the Auditor’s remuneration

Special Business

1.

To approve, by resolution, the amendment to

Carried

the Issuer’s incentive Stock Option Plan

2.

To approve, by resolution, for the

Carried

Issuer to authorize the issuance of additional

common shares or other securities in

Private Placements

Dated at Vancouver, B.C., this 19th day of August, 2004.

ALMADEN MINERALS LTD.

Per:

Morgan Poliquin, Director